19 August 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 118,500 Reed Elsevier PLC ordinary shares at a price of 980.3409p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 126,716,635 ordinary shares in treasury, and has 1,142,964,124 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 27,269,801 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 68,500 Reed Elsevier NV ordinary shares at a price of €17.1635 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 74,182,194 ordinary shares in treasury, and has 662,293,010 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 15,787,001 shares.